

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2019

Ruggero M. Santilli, Ph.D.
Chief Executive Officer
Thunder Energies Corporation
1444 Rainville Road
Tarpon Springs, FL 34689

> **Re: Thunder Energies Corporation**
> **Registration Statement on Form S-1**
> **Filed August 19, 2019**
> **File No. 333-233355**

Dear Dr. Santilli:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 19, 2019

Financing Transaction Related to the Offerinig, page 11

1. We note that you filed a registration statement on Form S-1 on November 27, 2018 (file no. 333-228556) to register the "resale" of shares underlying your equity financing agreement with GHS Investments, LLC and that this registration statement registers the "resale" of additional shares of your common stock underlying that agreement. We also note the convertible promissory note that you issued to GHS Investments, LLC on April 22, 2019 and that the principal and interest on that promissory note may be convertible into shares of your common stock at a conversion price that is tied to the market price of your common stock.

Given the timing of the issuance of the convertible promissory note, and the conversion terms thereof, it would appear that the equity line financing and the convertible promissory note are part of a single transaction and it therefore appears that GHS Investments, LLC has further investment decisions to be made with respect to a significant number of shares of your common stock. Please advise us why you believe that GHS Investments, LLC is irrevocably bound to purchase all of the shares of common stock under the combined equity line financing and convertible promissory note transactions such that the private offering of those shares should be considered completed prior to the filing of your registration statements related to the "resale" of those shares. Please refer to Questions 139.13, 139.17 and 139.20 of our Securities Act Sections Compliance and Disclosure Interpretations.

If the private offerings have not been completed, you must withdraw your registration statements. After completion of the private offerings, you may file a new registration statement on the form you are then eligible to use to register a primary offering to register the new offering as an "indirect primary offering." Alternatively, you may register the "resale" offering of the shares underlying the equity line after each put of those shares since you do not appear eligible to conduct those offerings on a continuous basis under Securities Act Rule 415(a)(1)(x).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special Counsel, at (202) 551-3641 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Clifford J. Hunt, Esq.